                         UNITED STATES                       OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION      -------------------------
                     Washington, D.C. 20549            OMB Number:     3235-0145
                                                       Expires:  August 31, 1999
                         SCHEDULE 13G                  Estimated average burden
                                                       hours per response  14.90


                     UNDER THE Securities Exchange Act of 1934
                                 (Amendment No. 2)*

                                   AMERALIA, INC.
  ------------------------------------------------------------------------------
                                  (Name of Issuer)

                                    COMMON STOCK
  ------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                    023559 20 6
  ------------------------------------------------------------------------------
                                   (CUSIP Number)

                                   APRIL 22, 1999
  ------------------------------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this
                                 Schedule is filed:

                                 / / Rule 13d-1(b)
                                 /X/ Rule 13d-1(c)
                                 / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions to the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THE FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NUMBER:  023559 20 6                                          PAGE 2 OF 7
--------------------------------------------------------------------------------

1.   Names of Reporting Person:         DENISON RESOURCES LTD.


     I.R.S. Identification Nos. of above persons (entities only): NOT APPLICABLE
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
        --------------
     (b)
        --------------

--------------------------------------------------------------------------------
3.   SEC Use Only
------------------------------------------------------------------------------
4.   Citizenship or Place of Organization:        QUEENSLAND, AUSTRALIA
--------------------------------------------------------------------------------
Number of
Shares Bene-        5.  Sole Voting Power:         207,866
ficially Owned      -----------------------------------------------------------
by Each             6.  Shared Voting Power:          -0-
Reporting           -----------------------------------------------------------
Person With         7.  Sole Dispositive Power:    207,866
                    -----------------------------------------------------------
                    8.  Shared Dispositive Power:     -0-
                    -----------------------------------------------------------

Item 9.        Aggregate Amount Beneficially owned by Each Reporting Person:              207,866
                                                                                          -------

Item 10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                                          -------

Item 11.       Percent of Class Represented by Amount in Row (9)                            2.7%
                                                                                          -------

Item 12.       Type of Reporting Person (SEE INSTRUCTIONS):                                 CO
                                                                                          -------

CUSIP NUMBER:  023559 20 6                                          PAGE 3 OF 7
--------------------------------------------------------------------------------

1.   Names of Reporting Person:         ROGER WALKER


     I.R.S. Identification Nos. of above persons (entities only): NOT APPLICABLE
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
          -----------------
     (b)
          -----------------

--------------------------------------------------------------------------------
3.   SEC Use Only
------------------------------------------------------------------------------
4.   Citizenship or Place of Organization:        QUEENSLAND, AUSTRALIA
--------------------------------------------------------------------------------
Number of
Shares Bene-        5.  Sole Voting Power:              -0-
ficially Owned      -----------------------------------------------------------
by Each             6.  Shared Voting Power:         207,866
Reporting           -----------------------------------------------------------
Person With         7.  Sole Dispositive Power:         -0-
                    -----------------------------------------------------------
                    8.  Shared Dispositive Power:    207,866
                    -----------------------------------------------------------

Item 9.        Aggregate Amount Beneficially owned by Each Reporting Person:              207,866
                                                                                          -------

Item 10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                                          -------

Item 11.       Percent of Class Represented by Amount in Row (9)                            2.7%
                                                                                          -------

Item 12.       Type of Reporting Person (SEE INSTRUCTIONS):                                 IN
                                                                                          -------

CUSIP NUMBER:  023559 20 6                                          PAGE 4 OF 7

Item 1.

          (a)  NAME OF ISSUER:     AmerAlia, Inc.
               ---------------

          (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
               -----------------------------------------------

                                   311 Raleigh Road
                                   Kenilworth, IL 60043

Item 2.

          (a)  NAME OF PERSON FILING:
               ----------------------

                                   Denison Resources, Ltd., a Queensland,
                                   Australia corporation under a receivership

                                   Roger Walker, Receiver and Manager of Denison Resources, Ltd.

          (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               -------------------------------------

                                   C/o Roger Walker
                                   Ernst & Young
                                   1 Eagle Street
                                   Brisbane, Queensland, AUS

          (c)  CITIZENSHIP:        Australia
               ------------

          (d)  TITLE OF CLASS OF SECURITIES:
               -----------------------------

                                   Common Stock

          (e)  CUSIP NUMBER:       023559 20 6
               -------------

CUSIP NUMBER:  023559 20 6                                          PAGE 5 OF 7

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                                    NOT APPLICABLE

          (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

          (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) / / An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

          (f) / / An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

          (g) / / A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

          (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j)  / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP NUMBER:  023559 20 6                                          PAGE 6 OF 7

Item 4.   Ownership

          (a)  AMOUNT BENEFICIALLY OWNED:
               --------------------------

                                   207,866 shares of Common Stock

          (b)  PERCENT OF CLASS:   2.7%
               -----------------

          (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
               --------------------------------------------

               DENISON RESOURCES, LTD.
               (i)       Sole power to vote or direct the vote:                                207,866 shares
               (ii)      Shared power to vote or direct the vote:                                         -0-
               (iii)     Sole power to dispose or to direct the disposition of:                207,866 shares
               (iv)      Shared power to dispose or to direct the disposition of:                         -0-

               ROGER WALKER, RECEIVER AND MANAGER OF DENISON RESOURCES, LTD.

               (i)       Sole power to vote or direct the vote:                                           -0-
               (ii)      Shared power to vote or direct the vote:                              207,866 shares
               (iii)     Sole power to dispose or to direct the disposition of:                           -0-
               (iv)      Shared power to dispose or to direct the disposition of:              207,866 shares

               Mr. Walker owns no shares of AmerAlia, Inc. common stock and has no beneficial interest therein except as Receiver and Manager of Denison Resources, Ltd.

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: /X/

Item 6.   Ownership of More than Five Percent on behalf of Another Person.

CUSIP NUMBER:  023559 20 6                                          PAGE 7 OF 7

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

                                   Not applicable

Item 8.   Identification and Classification of Members of the Group.

                                   Not applicable

Item 9.   Notice of Dissolution of Group.

                                   Not applicable

Item 10.       Certification

          (a)  Not applicable.

          (b)  Pursuant to Section 240.13d-1(c)

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                                ROGER WALKER      DENISON RESOURCES LTD.
April 23, 1999                       individually


                              /s/ Roger Walker         By: /s/ Roger Walker
                              ----------------            -----------------
                                                      Roger Walker, Receiver and
                                                            Manager


    ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                      CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)